UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 _______________________

Date of Report: September 29, 2003

CEMEX, S.A. de C.V. (Exact name of Registrant as specified in its charter)

CEMEX Corp. (Translation of Registrant's name into English)

United Mexican States (Jurisdiction of incorporation or organization)

Ave. Ricardo Margain Zozaya 325, Garza Garcia, Nuevo Leon, México 66265 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

1.	Press release issued by CEMEX, S.A. de C.V., dated September 11, 2003, providing guidance with respect to its projected earnings for the third quarter of 2003 (attached hereto as exhibit 1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A. de C.V.
____________________________ (Registrant)

Date:	September 25, 2003	By:	/s/ Rafael Garza

Name:	Rafael Garza
Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1	Press release issued by CEMEX, S.A. de C.V., dated September 11, 2003, providing guidance with respect to its projected earnings for the third quarter of 2003

EXHIBIT 1

Media Relations Daniel Pérez Whitaker (52 81) 8888-4243	Investor Relations Abraham Rodriguez (52 81) 8888-4262	Analyst Relations José Antonio Gonzalez (212) 317-6008

CEMEX PROVIDES GUIDANCE FOR THE THIRD QUARTER OF 2003

MONTERREY, MEXICO, September 11, 2003 – CEMEX, S.A. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending September 30, 2003 of approximately US$560 million, an increase of 11% versus the year earlier period, while operating income is expected to reach about US$400 million. EBITDA for the first nine months of 2003 is expected to exceed US$1.55 billion.

For the third quarter, CEMEX expects to achieve revenue of about US$1.8 billion, while free cash flow is expected to exceed US$330 million. This would result in about US$810 million of free cash flow for the first nine months of 2003, translating into an increase of 23% versus the comparable period in 2002.

From June 30, 2003 to September 10, 2003, the fair market value of our derivatives position improved by US$133 million. During the same period, the aggregate notional amount of our derivative instruments was reduced by more than US$420 million.

Rodrigo Treviño, Chief Financial Officer, said: “Our expected performance for the third quarter leads us to increase our full year guidance for EBITDA and free cash flow, which are now expected to exceed US$2.05 billion and US$1.0 billion, respectively. We remain committed to applying at least two thirds of our free cash flow for 2003 to pay down debt, which should help us achieve our leverage target of 2.7 times net debt to EBITDA by December of this year. This demonstrates the strength of CEMEX’s business model, which is designed to achieve profitable growth while maintaining a strong capital structure throughout the business cycle. We are also very pleased to see that our investments and efforts undertaken in prior years to become a more efficient company and to focus on improving the value proposition to our customers are both paying off.”

For the third quarter, CEMEX Mexico’s domestic gray cement volume is expected to grow by about 3% versus the same quarter a year ago and is expected to be 5% higher for the first nine months of the year versus the same period of last year. Cement demand from the public works and social housing sectors continue to drive growth, while the self-construction sector continues to provide moderate growth.

Cement sales volumes for CEMEX’s operations in the United States are expected to increase by 2% versus the same quarter of last year; this would translate into a decrease of about 1% for the first nine months of 2003 versus the same period of last year. Cement demand is being driven mainly by construction in the residential sector, as well as spending in public works.

Cement sales volumes for CEMEX’s operations in Spain are expected to grow by about 2% versus the third quarter of last year and 5% for the first nine months of 2003 compared to the same period a year ago. The main drivers of cement demand continue to be a strong residential sector, fueled by a favorable interest rate environment, and a healthy public sector.

Guidance numbers are calculated on the basis of market close exchange rates as of September 11, 2003.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations primarily concentrated in the world’s most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity and other cash items. Net debt is defined as total debt plus equity obligations minus cash and cash equivalents. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.